# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALLURION TECHNOLOGIES, INC., CIK 0001964979
CUSIP: 02008G300
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760
Date of event which requires filing of this statement: 07/21/2026
Amends the filing with accession number 0000902664-23-004381
Filed by CIK 0001493215
Persons authorized to receive notices and communications: Roderick Wong, M.D., RTW Investments, LP, 40 10th Avenue, Floor 7, New York, New York (NY), 10014, (646) 597-6980

## Reporting persons
- RTW Investments, LP (CIK 0001493215): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 67,441; sole dispositive power 0; shared dispositive power 67,441; aggregate amount beneficially owned 67,441 (9.9% of the class)
- Roderick Wong (CIK 0001493280): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 67,441; sole dispositive power 0; shared dispositive power 67,441; aggregate amount beneficially owned 67,441 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ALLURION TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760
Comment: This Amendment No. 12 (this "Amendment No. 12" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 11, 2023, and amended on April 17, 2024, July 2, 2024, October 24, 2024, January 10, 2025, January 16, 2025, January 29, 2025, February 24, 2025, April 17, 2025, November 7, 2025, November 13, 2025 and March 2, 2026 (as amended, the "Statement"). The share numbers in this Schedule 13D/A also give effect to a 1-for-15 reverse split of the outstanding shares of the Company's Common Stock effected on June 18, 2026 (the "Reverse Split"). Unless otherwise defined herein, capitalized terms used in this Amendment No. 12 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed by RTW Investments, LP ("RTW Investments") and Roderick Wong, M.D. ("Dr. Wong"). RTW Investments is the investment advisor to certain funds (collectively, the "RTW Funds"). RTW Investments and Dr. Wong are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business office of each the Reporting Persons is 40 10th Avenue, Floor 7, New York, NY 10014.
Present principal occupation or employment: The principal business of RTW Investments is serving as investment to the RTW Funds. The principal occupation of Dr. Wong is to serve as the Managing Partner and Chief Investment Officer of RTW Investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than the previously announced settlement order entered into by RTW Investments with the SEC dated May 30, 2023 (File No. 3-21473) (the "Settlement"). Pursuant to the Settlement, the SEC found violations of Sections 206(2) and 206(4) of the Investment Advisors Act of 1940 and Rule 206(4)-7 thereunder, and Section 13(d) of the Act and Rules 13d-1 and 13d-2 thereunder, relating to conflicts of interest disclosure and beneficial ownership reporting, respectively. Under the terms of the settlement, RTW Investments agreed to a cease-and-desist order, a censure, and a civil penalty of $1.4 million.
Citizenship: RTW Investments was organized in the state of Delaware and Dr. Wong is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented as follows:

On July 21, 2026, the RTW Funds entered into an agreement (the "Share Exchange Agreement") with the Company, pursuant to which they exchanged an aggregate of 392,766 shares of the Common Stock for newly issued Pre-Funded Warrants exercisable for an aggregate of 392,766 shares of Common Stock (the "Share Exchange"). Other than the shares of Common Stock surrendered in the Share Exchange, no additional consideration was provided. The source of funds for the shares of Common Stock exchanged for the Pre-Funded Warrants was the working capital of the RTW Funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Row 11 of each Reporting Person's cover page to this Schedule 13D set forth the aggregate number of shares of Common Stock beneficially owned by such Reporting Person and is incorporated by reference. Each Reporting Person beneficially owns 9.99% of the outstanding Common Stock, based upon 1,000,416 shares of Common Stock (giving effect to the Reverse Split) outstanding as of May 12, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 15, 2026 less the 392,766 shares of Common Stock surrendered to the Issuer in connection with the Share Exchange, and giving effect to Pre-Funded Warrants, to the extent exercisable within 60 days hereof, as referenced herein. Due to field limitations of the EDGAR filing system, the percentages listed in Row 13 of the Reporting Persons' cover pages have been rounded down to 9.9%.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Company during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person, other than the Reporting Persons and the RTW Funds, has the right to receive or the power to direct the receipt of dividends or proceeds of sale of the Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

Cancellation of Exchange Agreement

Effective July 21, 2026, the RTW Funds delivered notice to the Company, pursuant to and in accordance with Section 9.1(iii) of the Exchange Agreement (described in Amendment No. 10 to the Statement), to terminate the Exchange Agreement, which termination was effective immediately as of the date of the notice.

Pre-Funded Warrants

Each Pre-Funded Warrant has an initial exercise price per share equal to $0.0001 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time, subject to the exercise limitation described below. The exercise price and number of shares of Common Stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Common Stock and the exercise price.

The RTW Funds may not exercise any portion of the Pre-Funded Warrants to the extent that the holder, together with any other persons whose beneficial ownership would be aggregated with such holder and its affiliates for purposes of Section 13 of the Exchange Act, would beneficially own more than 9.99% of the outstanding shares of Common Stock immediately after exercise. Any holder of a Pre-Funded Warrant may increase or decrease such percentage upon notice to the Company to any percentage not in excess of 9.99% upon notice to the Company, provided that any increase in such percentage shall take effect 61 days following such notice.

In lieu of making the cash payment of the aggregate exercise price otherwise contemplated to be made upon exercise, a holder of Pre-Funded Warrants may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Pre-Funded Warrants.

Each Pre-Funded Warrant will terminate on the earlier of (i) the date the Pre-Funded Warrant is exercised in full, (ii) such time as the holders of the RIFAs and the Notes have foreclosed on any of the Collateral (as defined in the RIFAs and the Notes, as applicable), (iii) the commencement by the Company of a voluntary case under chapter 7 or chapter 11 of title 11 of the United States Code, and (iv) the election by the holder of such Pre-Funded Warrant to terminate such Pre-Funded Warrant by delivery of written notice to the Company.

The description of the Pre-Funded Warrants is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-Funded Warrants and the Share Exchange Agreement, the forms of which are filed as Exhibits 99.2 and 99.3 hereto and are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Form of Pre-Funded Warrant

Exhibit 99.3 Share Exchange Agreement

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (07/23/2026)
- Roderick Wong: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (07/23/2026)